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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                          HOLT'S CIGAR HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                          HOLT'S CIGAR HOLDINGS, INC.
                             HCH ACQUISITION CORP.
                                ROBERT G. LEVIN
                         FUENTE INVESTMENT PARTNERSHIP
                           (NAMES OF FILING PERSONS)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  436598 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MATTHEW H. LUBART, ESQ.
                     FOX, ROTHSCHILD, O'BRIEN & FRANKEL LLP
                            997 LENOX DRIVE, BLDG. 3
                        LAWRENCEVILLE, NEW JERSEY 08648
                            TELEPHONE: 609-896-3600
                            FACSIMILE: 609-896-1469
         (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE*

Transaction Valuation  $                Amount of Filing Fee  $
                       --------------                         --------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 1,516,786 shares of common stock, $0.001 par value (the "Common Stock"), of Holt's Cigar Holdings, Inc. at a price per share of Common Stock of $5.50 in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not beneficially owned by the Fuente Investment Partnership and Robert G. Levin as of November 14, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,668.47
     Filing Party: HCH Acquisition Corp., Fuente Investment Partnership and Robert G. Levin.
     Form or Registration No.: Tender Offer Statement on Schedule TO
     Date Filed: November 14, 2000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 14, 2000, first amended on November 17, 2000, and later amended on December 6, 2000 (the "Schedule TO") by HCH Acquisition Corp., a Delaware corporation (the "Purchaser"), Robert G. Levin and Fuente Investment Partnership (collectively, the "Purchaser Stockholders"), relating to the Tender Offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"), not already owned by the Purchaser Stockholders, at $5.50 per Share (the "Offer Price"), net to the sellers in cash, without interest, upon the terms and subject to the terms and conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

     THE FOLLOWING PARAGRAPH IS HEREBY INSERTED AFTER THE THIRD FULL PARAGRAPH FOLLOWING THE BULLET POINTS IN THE "RECOMMENDATION OF THE SPECIAL COMMITTEE" SECTION OF "SPECIAL FACTORS, SECTION 2 -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY" :

          The Company, including the Special Committee and the Board of Directors, based upon their review and consideration of the Fairness Opinion, believe that the terms of the Offer and the Merger and the consideration to be received by the Stockholders of the Company are procedurally fair despite the following: (1) the approval by a majority of the shares held by non-affiliates are not required to approve the Merger; and (2) the approval by a majority of the Directors of the Company is not needed to consummate the Offer and the Merger because Messrs. Levin, Fuente, Sr., Fuente, Jr. and Pitkow are abstaining from participating in the vote. Mr. Levin abstained because he is one of the Purchaser Stockholders and the majority stockholder of the Purchaser. Messrs. Fuente, Sr. and Fuente, Jr. abstained because they own a beneficial interest in Fuente Investment Partnership, the other Purchaser Stockholder which owns the remaining stock of the Purchaser. Mr. Pitkow abstained because he is a full-time employee and member of the Company's management and expects to continue in that capacity after the consummation of the Merger.

     THE FOLLOWING PARAGRAPH IS HEREBY INSERTED IMMEDIATELY AFTER THE BULLET POINTS OF "THE SPECIAL FACTORS, SECTION 4 -- POSITION OF THE PURCHASER STOCKHOLDERS REGARDING FAIRNESS OF THE OFFER AND THE MERGER":

          The Purchaser Stockholders based upon their review and consideration of the Fairness Opinion and their consideration, review and adoption of the foregoing analysis of the Special Committee, believe that the terms of the Offer and the Merger and the consideration to be received by the Stockholders of the Company are procedurally fair despite the following:
     (1) the approval by a majority of the shares held by non-affiliates are not required to approve the Merger; and (2) the approval by a majority of the Directors of the Company is not needed to consummate the Offer and the Merger because Messrs. Levin, Fuente, Sr., Fuente, Jr. and Pitkow are abstaining from participating in the vote. Mr. Levin abstained because he is one of the Purchaser Stockholders and the majority stockholder of the Purchaser. Messrs. Fuente, Sr. and Fuente, Jr. abstained because they own a beneficial interest in Fuente Investment Partnership, the other Purchaser Stockholder which owns the remaining stock of the Purchaser. Mr. Pitkow abstained because he is a full-time employee and member of the Company's management and expects to continue in that capacity after the consummation of the Merger.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ ROBERT G. LEVIN
                                          --------------------------------------
                                          Robert G. Levin

                                          HCH Acquisition Corp.

                                          By: /s/ ROBERT G. LEVIN
                                            ------------------------------------
                                            Robert G. Levin, President

                                          Fuente Investment Partnership

                                          By: /s/ CARLOS A. FUENTE, SR.
                                            ------------------------------------
                                            Carlos A. Fuente, Sr.

Dated: December 11, 2000

     After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

                                          Holt's Cigar Holdings, Inc.

                                          By: /s/ MICHAEL PITKOW
                                            ------------------------------------
                                            Michael Pitkow, Executive Vice
                                              President

Dated: December 11, 2000

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2000

                                          HOLT'S CIGAR HOLDINGS, INC.

                                          By: /s/ MICHAEL PITKOW
                                            ------------------------------------
                                          Name: Michael Pitkow
                                          Title: Executive Vice President

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